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August 23, 2006

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:  F5 NETWORKS, INC.
     FORM 8-K FILED APRIL 20, 2006
     FILE NO. 000-26041

Dear Mr. Skinner:

        This letter responds to the comments of the Staff of the Division of Corporation Finance set forth in your letter dated August 17, 2006 with respect to the above referenced filings. For ease of reference, our responses are numbered to correspond to the Staff's comment letter, with each Staff comment set forth below in italics and our response thereto immediately thereafter.

FORM 8-K FILED APRIL 20, 2006

1. We note that you present non-GAAP measures that exclude stock-based compensation. We do not believe that your disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we noted no substantive discussion of why it is useful for investors to evaluate your performance by disregarding these expenses that are viewed as similar to cash compensation by the recipients and that appear to be issued for purposes of motivating employees to achieve your performance goals. In addition, you have not provided sufficient disclosure regarding any limitations and how management compensates for those limitations. Please enhance your disclosures or explain to us how you have adequately addressed Question 8 of the FAQ.

        F5 Networks considered the requirements presented in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in making its determination to include disclosures of non-GAAP financial measures in its reports on Form 8-K. F5's analysis of each of these elements is provided below. In its future earning releases and filings with the Commission that include a presentation of non-GAAP measures as discussed herein, F5 will include the expanded disclosure, which would, among other things, refer to "stock-based compensation" to clarify that certain expenses would be excluded and include more expansive disclosures concerning our use of, and the limitations associated with, non-GAAP financial measures.

     o THE MANNER IN WHICH MANAGEMENT USES THE NON-GAAP MEASURE TO CONDUCT OR EVALUATE ITS BUSINESS:

        The non-GAAP financial measure presented by F5 Networks is utilized by management to better understand and assess F5's operating results and financial performance. F5 Networks also uses the non-GAAP financial measures to evaluate and assess F5's financial performance against budget and/or expectations in managing its cash resources, as well as to evaluate financial performance for executive and management compensation purposes.
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     o    THE ECONOMIC SUBSTANCE BEHIND MANAGEMENT'S DECISION TO USE SUCH A
          MEASURE:

        F5 believes that non-GAAP financial measures are important to enable investors to understand and evaluate its ongoing operating results. Accordingly, F5 includes non-GAAP financial measures when reporting its financial results to investors in order to provide investors with an additional tool to evaluate F5's ongoing business operations. F5 believes that the non-GAAP financial measure is a representative measure of comparative financial performance that reflects the economic substance of F5's current and core business operations.

     o THE MATERIAL LIMITATIONS ASSOCIATED WITH USE OF A NON-GAAP FINANCIAL MEASURES AS COMPARED TO THE USE OF THE MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURE:

        Although non-GAAP financial measures are often used to measure F5's operating results and assess its financial performance, they are not necessarily comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

     o THE MANNER IN WHICH MANAGEMENT COMPENSATES FOR THESE LIMITATIONS WHEN USING THE NON-GAAP FINANCIAL MEASURE:

        F5 provides a detailed description of the method used in arriving at the non-GAAP financial measure and reconciles the use of each of its non-GAAP financial measure with its most directly comparable GAAP financial measure, whenever it uses such a measure. This allows an investor to easily assess the impact of any differences between the measure F5 is presenting and similarly tied captions of other companies. Finally, F5's disclosure cautions the reader that non-GAAP financial measures should not be viewed or considered by investors in isolation from, as a substitute for, or as superior to operating results prepared in accordance with GAAP.

     o THE SUBSTANTIVE REASONS WHY MANAGEMENT BELIEVES THE NON-GAAP FINANCIAL MEASURE PROVIDES USEFUL INFORMATION TO INVESTORS:

        F5 believes that its use of non-GAAP financial measures provide investors with the same key financial performance indicators that are utilized by management to assess F5's operating results, to evaluate the business and to make operational decisions on a prospective, going-forward basis. Hence, management provides disclosure of non-GAAP financial measures in order to allow investors an opportunity to see F5 as viewed by management, to assess F5 with the same tools that management utilizes internally and to be able to compare such information with prior periods. F5 Networks believes that the presentation of GAAP financial measures alone would not provide its investors with the ability to appropriately analyze its ongoing operational results, and therefore expected future results. F5 therefore believes that inclusion of non-GAAP financial measures provides investors with more information to help them better understand its financial statements just as management utilizes these non-GAAP financial measures to better understand the business, manage its budget and allocate its resources.

2. We note that you refer to your non-GAAP presentation as "pro forma." The information you have presented should be referred to as "non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.
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        F5 Networks acknowledges the Staff's comment related to the use of the term "pro forma" in a manner that is inconsistent with the definition of this term under generally accepted accounting principles and the SEC rules. F5 Networks will ensure that the term "pro forma" is not used to refer to any non-GAAP financial measure in future filings with the SEC.

        In connection with our response, we acknowledge that:

        o F5 is responsible for the adequacy and accuracy of the disclosure in the filing;

        o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o F5 may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

        Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at
(206) 272-6590. Thank you very much for your assistance.

Very truly yours,

/s/ John McAdam
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John McAdam
President and Chief Executive Officer
F5 Networks, Inc

cc: Mark Kronforst, Assistance Chief Accountant, Securities and Exchange Commission Christine Davis, Staff Accountant, Securities and Exchange Commission